Exhibit 99.1

ASUR Announces Total Passenger Traffic for November 2020

On a YoY basis, passenger traffic decreased 40.3% in Mexico, 43.5% in Puerto Rico and 56.1% in Colombia

MEXICO CITY, Dec. 3, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for November 2020 decreased 44.4% when compared to November 2019. Passenger traffic decreased 40.3% in Mexico, 43.5% in Puerto Rico and 56.1% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between November 1 through November 30, 2020 and from November 1 through November 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,785,277	1,663,706	(40.3)	31,047,972	14,578,204	(53.0)
Domestic Traffic	1,411,282	1,049,829	(25.6)	15,196,225	8,106,147	(46.7)
International Traffic	1,373,995	613,877	(55.3)	15,851,747	6,472,057	(59.2)
San Juan, Puerto Rico	779,725	440,548	(43.5)	8,510,537	4,331,949	(49.1)
Domestic Traffic	700,055	421,750	(39.8)	7,610,322	4,062,130	(46.6)
International Traffic	79,670	18,798	(76.4)	900,215	269,819	(70.0)
Colombia	1,036,353	455,473	(56.1)	10,880,944	3,610,666	(66.8)
Domestic Traffic	890,063	396,621	(55.4)	9,234,603	3,100,899	(66.4)
International Traffic	146,290	58,852	(59.8)	1,646,341	509,767	(69.0)
Total Traffic	4,601,355	2,559,727	(44.4)	50,439,453	22,520,819	(55.4)
Domestic Traffic	3,001,400	1,868,200	(37.8)	32,041,150	15,269,176	(52.3)
International Traffic	1,599,955	691,527	(56.8)	18,398,303	7,251,643	(60.6)

Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,411,282	1,049,829	(25.6)	15,196,225	8,106,147	(46.7)
CUN	Cancun	747,872	663,094	(11.3)	8,210,113	4,754,951	(42.1)
CZM	Cozumel	13,014	9,532	(26.8)	171,901	60,870	(64.6)
HUX	Huatulco	54,347	38,950	(28.3)	687,270	283,454	(58.8)
MID	Merida	228,865	118,579	(48.2)	2,333,286	1,075,925	(53.9)
MTT	Minatitlan	10,794	7,499	(30.5)	128,282	58,711	(54.2)
OAX	Oaxaca	106,675	52,868	(50.4)	943,203	469,698	(50.2)
TAP	Tapachula	33,995	29,309	(13.8)	333,974	240,568	(28.0)
VER	Veracruz	117,949	69,368	(41.2)	1,278,965	612,734	(52.1)
VSA	Villahermosa	97,771	60,630	(38.0)	1,109,231	549,236	(50.5)
International Traffic		1,373,995	613,877	(55.3)	15,851,747	6,472,057	(59.2)
CUN	Cancun	1,293,394	583,443	(54.9)	14,976,125	6,035,540	(59.7)
CZM	Cozumel	22,817	14,637	(35.9)	324,159	179,697	(44.6)
HUX	Huatulco	13,839	816	(94.1)	123,441	79,542	(35.6)
MID	Merida	20,688	4,665	(77.5)	192,481	73,893	(61.6)
MTT	Minatitlan	502	446	(11.2)	6,930	3,152	(54.5)
OAX	Oaxaca	15,131	5,939	(60.7)	134,417	56,611	(57.9)
TAP	Tapachula	875	324	(63.0)	11,807	6,334	(46.4)
VER	Veracruz	4,978	2,506	(49.7)	62,705	22,396	(64.3)
VSA	Villahermosa	1,771	1,101	(37.8)	19,682	14,892	(24.3)
Traffic Total Mexico		2,785,277	1,663,706	(40.3)	31,047,972	14,578,204	(53.0)
CUN	Cancun	2,041,266	1,246,537	(38.9)	23,186,238	10,790,491	(53.5)
CZM	Cozumel	35,831	24,169	(32.5)	496,060	240,567	(51.5)
HUX	Huatulco	68,186	39,766	(41.7)	810,711	362,996	(55.2)
MID	Merida	249,553	123,244	(50.6)	2,525,767	1,149,818	(54.5)
MTT	Minatitlan	11,296	7,945	(29.7)	135,212	61,863	(54.2)
OAX	Oaxaca	121,806	58,807	(51.7)	1,077,620	526,309	(51.2)
TAP	Tapachula	34,870	29,633	(15.0)	345,781	246,902	(28.6)
VER	Veracruz	122,927	71,874	(41.5)	1,341,670	635,130	(52.7)
VSA	Villahermosa	99,542	61,731	(38.0)	1,128,913	564,128	(50.0)

US Passenger Traffic, San Juan Airport (LMM)
		November		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		779,725	440,548	(43.5)	8,510,537	4,331,949	(49.1)
Domestic Traffic		700,055	421,750	(39.8)	7,610,322	4,062,130	(46.6)
International Traffic		79,670	18,798	(76.4)	900,215	269,819	(70.0)
Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		890,063	396,621	(55.4)	9,234,603	3,100,899	(66.4)
MDE	Rionegro	644,583	252,628	(60.8)	6,691,814	2,136,531	(68.1)
EOH	Medellin	92,789	59,343	(36.0)	991,247	388,686	(60.8)
MTR	Monteria	94,506	50,163	(46.9)	918,948	357,897	(61.1)
APO	Carepa	20,589	12,827	(37.7)	205,410	75,279	(63.4)
UIB	Quibdo	32,701	19,300	(41.0)	345,805	124,303	(64.1)
CZU	Corozal	4,895	2,360	(51.8)	81,379	18,203	(77.6)
International Traffic		146,290	58,852	(59.8)	1,646,341	509,767	(69.0)
MDE	Rionegro	146,290	58,852	(59.8)	1,646,341	509,767	(69.0)
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,036,353	455,473	(56.1)	10,880,944	3,610,666	(66.8)
MDE	Rionegro	790,873	311,480	(60.6)	8,338,155	2,646,298	(68.3)
EOH	Medellin	92,789	59,343	(36.0)	991,247	388,686	(60.8)
MTR	Monteria	94,506	50,163	(46.9)	918,948	357,897	(61.1)
APO	Carepa	20,589	12,827	(37.7)	205,410	75,279	(63.4)
UIB	Quibdo	32,701	19,300	(41.0)	345,805	124,303	(64.1)
CZU	Corozal	4,895	2,360	(51.8)	81,379	18,203	(77.6)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com